Exhibit 99.5

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (866) 665-5702

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
CLOSES NON-BROKERED PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURE AND GRANTS
OPTIONS

EDMONTON, ALBERTA - (August 31, 2012) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Corporation”) announced today”) is pleased to announce the closing of a non-brokered private placement which raised $250,000 in convertible debentures (“Debentures”). The Debentures will mature 24 months from the date of issuance (“Maturity Date”) and bear an annual interest rate of 10%. The Maturity Date may be reduced to 12 months at the debenture holder’s discretion. The Debentures will be convertible into units at a deemed price of $0.10 per unit (“Conversion Price”) on or before the Maturity Date. Each unit consists of one common share (“Share”) and one-half of one Share purchase warrant that is exercisable at a price of $0.10 per Share for up to 6 months from the date of conversion.

The company also announces today that, subject to regulatory approval, the Company intends to grant an additional 4,000,000 stock options, in the aggregate, to Directors and Consultants of the Company. The options will have an exercise price of $0.10, with vesting over an eighteen-month period and a five year term to expiry.

About Titan

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward- looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward- looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-438-1239
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.